Valuation Disparities December 31, 2008

North America: Composite Valuation Dispersion Europe: Composite Valuation Dispersion

Asia: Composite Valuation Dispersion

Sources: MSCI and Bernstein Analysis

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Harder to Distinguish “Value” from “Growth” as of December 31,2008

Dodge & Cox Stock Fund

Russell 1000 Value

Russell 1000 Growth

Dodge & Cox Stock Fund

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

The valuation gap has compressed for companies in the Russell 1000 Value and Russell 1000 Growth Indices.

Multiples for companies in traditionally slower-growing sectors (e.g. Utilities and Energy) are now similar to multiples in sectors like Technology, Media, Telecommunications and Health Care; and Dodge & Cox has found more opportunities in these areas.

Dodge & Cox remains a bottom-up investor, seeking long-term opportunities, not relying on “value” or “growth” labels.

Source: Mellon.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-62l -3979. Please read the prospectus carefully before investing.

DODGE & COX Investment Managers I San Francisco